SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Tanning Technology Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87588P 10 1

(CUSIP Number)

August 13, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87588P 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Larry G. Tanning

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,088,044

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,088,044

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,088,044

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87588P 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TANNING FAMILY PARTNERSHIP, L.L.L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,887,682

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,887,682

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,887,682

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.9%

12.	Type of Reporting Person (See Instructions) PN

3

Item 1.
	(a)	Name of Issuer Tanning Technology Corporation (the “Company”)
	(b)	Address of Issuer's Principal Executive Offices 4600 South Syracuse Street, Suite 300 Denver, Colorado 80237

Item 2.
	(a)	Name of Person Filing This statement is filed on behalf of Larry G. Tanning, Chairman of the Board of the Company, and Tanning Family Partnership, L.L.L.P. (“Tanning Partnership”).
(b)

Address of Principal Business Office or, if none, Residence
The address of principal business office of each Reporting Person is:

c/o Tanning Technology Corporation

4600 South Syracuse Street, Suite 300

Denver, Colorado 80237.

	(c)	Citizenship Mr. Tanning is a citizen of the United States of America. Tanning Partnership is a Colorado registered limited liability limited partnership.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share of the Company (the “Shares”)
	(e)	CUSIP Number 87588P 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Mr. Tanning may be deemed the beneficial owner of 3,088,044 Shares.  This number consists of (A) 200,362 Shares held directly by Mr. Tanning and (B) 2,887,682 Shares  held by Tanning Partnership, of which Courtney Rose Corporation is the sole general partner, since Tanning is the controlling shareholder of the Courtney Rose Corporation.

Tanning Partnership may be deemed the beneficial owner of 2,887,682 Shares, all of which it holds directly.

Mr. Tanning, Tanning Partnership and certain other shareholders of the Company have entered into an amended and restated shareholder agreement dated as of July 20, 1999.  Under this agreement, the parties have agreed that Tanning Partnership may designate one director to the board of directors and another shareholder may designate one director to the board of directors.

(b)

Percent of class:

The number of Shares of which Mr. Tanning may be deemed to be the beneficial owner constitutes approximately 14.8% of the total number of Shares outstanding.

The number of Shares of which Tanning Partnership may be deemed to be the beneficial owner constitutes approximately 13.9% of the total number of Shares outstanding.

	(c)	Number of shares as to which the person has: Mr. Tanning
		(i)	Sole power to vote or to direct the vote 3,088,044
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 3,088,044
		(iv)	Shared power to dispose or to direct the disposition of 0

Number of shares as to which the person has: Tanning Partnership
		(i)	Sole power to vote or to direct the vote 2,887,682
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 2,887,682
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of Group Not applicable

Item 10.	Certification Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TANNING FAMILY PARTNERSHIP, L.L.L.P.

By:	Courtney Rose Corporation, general partners
of Tanning Family Partnership, L.L.P.

Febuary 11, 2003
Date
/s/ Larry G. Tanning
Signature
Larry G. Tanning, President
Name/Title